Law Offices of
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Telephone (415) 856-7000
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Internet  www.paulhastings.com

March 20, 2014

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Preliminary Proxy Statement (File No. 814-00830)

Dear Mr. Minore:

Enclosed for electronic filing via EDGAR, on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), are responses to oral comments relating to a preliminary proxy statement filed on February 14, 2014, given by several members of staff of the Commission (the “Staff”) and received by David Hearth of Paul Hastings LLP, as counsel to the Fund, on February 24, 2014 (the “Staff Comments”).

The numbered italicized paragraphs below correspond to the Staff Comments.  The responses provided below have been prepared based on information received from the Fund.

1.           Comment:  Please explain in the proxy statement that proxies received with respect to the two proposals contained in the proxy statement filed by Bulldog Investors LLC (“Bulldog”) that are the same as the Fund’s proposals (namely, the ratification of the accounting firm and termination of the investment management agreement) will be counted by the Fund at its meeting of stockholders.

Response:  Comment accepted.  Disclosure in the definitive proxy statement (the “Definitive Proxy Statement”) filed approximately the same time as this response letter has been revised to clarify that those proxies will be counted.

2.           Comment: Please acknowledge in the Definitive Proxy Statement that the Fund’s plans not to consider at the meeting Bulldog’s other two proposals (the two director nominees and the share repurchase proposal) may be subject to challenge by Bulldog and do not represent a definitive legal position.

U.S. Securities and Exchange Commission
March 20, 2014

Response:  Comment accepted.  The Definitive Proxy Statement has been revised accordingly.

3.           Comment:  On the proxy card, please add the normal captions above the voting boxes (e.g., “FOR” and “ABSTAIN”) for proposal three rather than relying on those captions above the prior proposal.

Response:  Comment accepted.  The proxy card has been revised accordingly.

4.           Comment:  In the letter to stockholders, for consistency, please use the exact wording that is used in the notice of meeting to refer to the ability to consider proposal three.

Response:  Comment accepted.  The Definitive Proxy Statement has been revised accordingly.

5.           Comment:  In the Q&A section under “Can I revoke my proxy?” please remove the requirement that a stockholder who attends the meeting and votes in person must request a return of a previous proxy in order to revoke the previous proxy.

Response:  Comment accepted.  The Definitive Proxy Statement has been revised accordingly.

6.           Comment:  Under proposal one, please state that each nominee has consented to being named as well as to serving if re-elected.  Please also correct the spelling of Mr. Landis’ name in one place.

Response:  Comment accepted.  The Definitive Proxy Statement has been revised accordingly.

7.           Comment:  After each proposal, please do not use all capitalized text to state the Board’s recommendation.  Use another method, such as bold face font, to make the text prominent.

Response:  Comment accepted.  The Definitive Proxy Statement has been revised accordingly.

8.          Comment:  Please make various changes in the Board’s opposing statement to provide additional information as follows:  (a) explain why the dissident stockholder’s proposal would be at the expense of long-term holders; (b)  explain why the expiration of the Twitter lock-up is a critical time; (c) explain and given an example or two of what is meant by a “disruptive technology”; (d) please confirm that the 25% and 35% performance figures are calculated according to the required methodology stated in Form N-1A, and provide more detail about the performance figures; and (e) please also provide performance information for the period since the Fund’s conversion into a business development company.

U.S. Securities and Exchange Commission
March 20, 2014

Response:  Comment accepted.  The Fund has confirmed that the required methodology was used to calculate the stated performance figures, which have now been stated with greater prevision rather than using rounding to remove decimal points.  The Definitive Proxy Statement has been revised accordingly.

9.          Comment:  Please update the holdings under “SECURITY OWNERSHIP . . . .” to a more recent practicable date.

Response:  Comment accepted.  The Definitive Proxy Statement has been revised to update that information through February 28, 2014.

10.           Comment:  Please state in the appropriate place that the Board has reviewed and approved the Fund’s or the adviser’s allocation policies and procedures.

Response:  Comment accepted.  The Definitive Proxy Statement has been revised accordingly.

11.           Comment:  Please state whether there are any pending material legal proceedings involving the Fund.

Response:  Comment accepted.  The Definitive Proxy Statement has been revised to state that there are no such pending proceedings.

U.S. Securities and Exchange Commission
March 20, 2014

*     *     *

We also hereby provide the following statements on behalf of the Fund:

●	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions regarding this response letter to David A. Hearth of Paul Hastings LLP at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of PAUL HASTINGS LLP

cc:	Kevin M. Landis, Firsthand
Kelvin K. Leung, Esq., Firsthand